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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

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                                                                 SEC FILE NUMBER
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                                                                    CUSIP NUMBER
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                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
             [ ] Form N-SAR


For Period Ended____________________________

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-K
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:________________________________________________


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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the commission has verified any information contained herein
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If the information relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART 1: REGISTRANT INFORMATION


The Multicare Companies, Inc.
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Full Name of Registrant

Not Applicable
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Former Name If Applicable

101 East State Street
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Address of Principal Executive Office (Street and Number)

Kennett Square, Pennsylvania 19348-3021
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City, State, and Zip Code

PART II-Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

[ ] (b) The subject annual report, semi annual report, transition report Form 10-K , Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date ; and

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[ ] (c) the accountant's statement or other exhibit required by rule 12b-25(c)
has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

THE FORM 10-Q FOR THE QUARTER ENDED DECEMBER 31, 2000 COULD NOT BE FILED WITHIN THE PRESCRIBED PERIOD BECAUSE THE COMPANY WAS UNABLE TO COMPLETE CERTAIN INFORMATION KEY TO FILING A TIMELY AND ACCURATE REPORT ON THE FINANCIAL CONDITION OF THE COMPANY. SUCH INABILITY COULD NOT HAVE BEEN ELIMINATED BY THE COMPANY WITHOUT UNREASONABLE EFFORT OR EXPENSE.

Part IV-Other Information

(1) Name and Telephone number of person to contact in regard to this notification

GEORGE V. HAGER JR.                (610)            444-6350
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(Name)                          (Area Code)     (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months for such period that the registrant was required to file such report(s) been filed? I answer is no identify report (s)

     FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2000  [ ] Yes     [x]  No
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(3)  Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [x] Yes     [ ]  No

     If so attach an explanation of the anticipated change, both narratively and quantitatively, and , if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     The Company's filings under Chapter 11 of the United States Bankruptcy Code have resulted in approximately $3 million of debt restructuring and reorganization costs, and a reduction in interest expense of approximately $18 million in the quarter ended December 31, 2000 as compared to the same period in the prior year.
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                          The Multicare Companies, Inc.
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                  Name of (Registrant as Specified in Charter)


     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized


     Date   FEBRUARY 14, 2001              By  /S/ GEORGE V. HAGER, JR.
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     INSTRUCTION : The form may be signed by an executive officer of the registrant or by any other dully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative ( other than the executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. -- 1001)
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